

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 25, 2017

Via E-mail
David J. Antoniuk
Senior Vice President and Chief Financial Officer
The Manitowoc Company, Inc.
2400 South 44th Street
Manitowoc, Wisconsin 54220

> **Re: The Manitowoc Company, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 001-11978**

Dear Mr. Antoniuk:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Martin James

                                        Martin James
                                        Senior Assistant Chief Accountant
                                        Office of Electronics and Machinery